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                                                                   EXHIBIT 99.2

Strength through DIVERSITY

Image of Circular Globe, with integrated images

International Uranium Corporation
Annual Report 1998



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IUC Company Logotype



Highlights

Reported net earnings of US$1.6 million, or $0.02 (Cdn $0.04) per share

Working capital of US$20.3 million as of September 30, 1998

Over 1.5 million pounds of U308 delivered to six customers, domestic and foreign

Expanded land position in Mongolia in response to favorable exploration results, and increased uranium deposits by over 5 million pounds through additional drilling

Received first NRC license amendment and contract to process uranium-bearing material from former defense-related site

Continued ore production at Sunday Mine Complex

Table of Contents

Letter to Shareholders ........................................2
Marketing......................................................6
Processing Operations .........................................8
Mining Operations ............................................10
Mongolia .....................................................12
Regulatory and Environment ...................................14
ManagementOs Discussion and Analysis .........................16
ManagementOs Report to the Shareholders.......................19
AuditorsO Report..............................................20
Consolidated Financial Statements.............................21
Notes to Financial Statements.................................24
Board of Directors and Executive Officers.....................32

All dollar references in this report are expressed in U.S. dollars unless otherwise indicated


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Corporate Profile

International Uranium Corporation (IUC) is in the business of producing uranium concentrates and selling and trading these concentrates and other fuel cycle products in the international nuclear fuel market. As a co-product to its uranium production, IUC produces and sells vanadium and other metals. In addition to mining and processing uranium from natural ores, IUC also recovers uranium by recycling uranium-bearing waste streams from other processing facilities.


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Photo of Earl Hoellen CEO of IUC.



TO OUR SHAREHOLDERS

Last year I reported to you that our accomplishments during 1997 - commencing mining activities in the U.S., demonstrating the viability of processing uranium-bearing byproducts known as alternate feeds, advancing our exploration program in Mongolia, and establishing IUC as a player in the international uranium marketplace -D would lay the groundwork for our future growth. Despite challenging market conditions, I am pleased to report that your Company advanced its operations on all of these fronts during 1998.

The global natural resources sector has been in a depressed state over the last year, and the uranium market has been no exception. Demand was down, the near-term oversupply situation continued, and market prices sank to levels below $10 per pound U3O8. For many uranium companies, simply breaking even was a reason to celebrate. This is why I am pleased to report that IUC ended its first full year of operations with earnings of just over US$1.6 million, or $0.02 per share.

Future prospects for the uranium market remain positive, however. The market is still faced with a primary production deficit of two to one against demand. Towards the end of calendar 1998, this situation was further amplified by announcements from several major uranium producers of production cutbacks. By the end of 1998, there was also reason to believe that a commercial arrangement with Russia regarding the disposition of the uranium feed from RussiaOs Highly Enriched Uranium would be completed by mid-1999, which would help stabilize the market. As a result, the potential for uranium prices to recover and rise over the next few years to levels that would support continued investment in uranium resources has increased dramatically.

All of this is consistent with the strategy that IUC embarked upon less than two years ago. IUC continues to believe that the opportunities for a niche player in the global uranium industry remain great. However, in order to capitalize on these opportunities, we must remain flexible, both in terms of production operations and marketing activities, as well as maintaining the financial strength to capitalize on asset acquisitions where appropriate. Through the development of the recycling business -D processing uranium-bearing byproducts -D IUC expects to generate positive earnings even during times of depressed uranium market prices. This will allow IUC to selectively increase its uranium holdings either by acquisition or by exploration, thereby increasing the warrant value on uranium for the future. These uranium resources can then be developed and put into production as dictated by market conditions. All of which should contribute to our primary goal of increasing shareholder value.

Mining
With this strategy in mind, IUC continued its mining operations during fiscal year 1998. Production costs on a per pound basis at the Company's uranium/vanadium mines were within budget for the year, although production levels were at a somewhat reduced level from those originally anticipated. IUC's mining operations do not require a lot of infrastructure and, as a result, the Company will be able to reduce operations quickly if market conditions do not support continued economic operations. Conversely, since many of the Company's mines on standby are in a developed or partially developed stage, the Company could readily expand production if justified by market conditions. To that end, IUC furthered its progress on the permitting of its Reno Creek in-situ leach property in Wyoming, which should be completed in fiscal 1999. While the Company does not have any firm production plans for this property at this time, Reno Creek could be put into production by the end of 2000, if market conditions warrant.


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Page 3, Shareholders,  con't

The Company's independent ore purchase program was a disappointment in 1998. We originally believed that many small, independent mines in the Uravan district of the Colorado Plateau mining region would recommence operations and sell their ore to IUC. Unfortunately, this has not materialized to the degree we had hoped. While many independents did evaluate re-opening their mines, most have found that their operations are not economic at current commodity prices due to new regulatory and environmental licensing requirements that have come into effect since they last operated. As a result, the amount of ore purchased by the Company was a fraction of what we originally projected.

The ore being produced from the Company's mines and the limited amounts purchased from the independents are being stockpiled at the Company's White Mesa Mill, near Blanding, Utah. This ore will continue to be stockpiled at the Mill until the third or fourth quarter of fiscal 1999, depending upon the processing schedule for alternate feeds. It will then be processed through the Mill to recover the uranium as well as the vanadium values in the ore. The uranium concentrates produced from the processing of these ores later this year will mark the first uranium production in the United States by conventional means in several years.

Processing
As I reported to you last year, I believe that, aside from our employees, the White Mesa Mill is perhaps IUC's greatest asset. During this past fiscal year, we began to show just how valuable it really is. Commissioned in 1980, the Mill has processed conventional ores for the recovery of uranium and vanadium for many years. In addition, IUC's license from the Nuclear Regulatory Commission gives IUC the right to process other uranium-bearing materials known as "alternate feeds." Alternate feeds are uranium-bearing byproduct materials from other processing facilities, which usually are classified as waste products to the generators of the materials. Requiring only a routine amendment to its license for each different alternate feed, IUC can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore. In other cases, the generators of these alternate feed materials are willing to pay a recycling fee to IUC to process these materials to recover uranium and then dispose of the remaining byproduct, instead of just directly disposing of the materials at a limited number of disposal sites. This gives IUC the ability to process alternate feeds and generate earnings that are largely independent of uranium market prices.

During fiscal 1998, IUC had several notable achievements associated with the development of its alternate feed business. The Company completed its processing run of uranium-bearing tantalum residues for a major tantalum producer. While the costs were higher than originally expected and the tantalum recoveries less than expected, the project nevertheless demonstrated the ability of the White Mesa Mill to process uranium-bearing materials and recover co-products other than vanadium. The project, which was completed at a profit, also drew considerable attention from other tantalum and rare earth producers who have these types of ores and materials that also contain recoverable amounts of uranium. Several projects of this type are under consideration by the Company at this time.


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The Company also secured several other contracts to process alternate feeds and has developed a backlog of future business. Perhaps the most significant of these was the award of a contract to IUC to process over 45,000 tons of uranium-bearing soils that were excavated from a FUSRAP site near Buffalo, New York. These FUSRAP sites, which stands for Formerly Utilized Site Remedial Action Program, are former defense production sites that are being cleaned up by the U.S. Army Corps of Engineers. Previously, material excavated from these sites was only directly disposed of at a limited number of disposal sites, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded a contract to IUC to recycle the materials from the Buffalo site and recover uranium before disposing of the resulting tailings in the White Mesa Mill's fully licensed tailings cells. By processing these soils through the Mill for the recovery of uranium, IUC was able to allow the Corps to clean up this site at a fraction of the cost that would have been incurred had the disposal-only option been used. In addition to being more cost-effective, this recycling technology is also environmentally superior to the disposal-only option, since radioactive uranium is removed from the soils before final disposal.

There are potentially several million tons of uranium-bearing soils and materials located at these former defense sites. The ability to recycle these materials through the White Mesa Mill can be a very profitable business for IUC. However, while the progress we have made to date is considerable, I do need to caution that there are some regulatory uncertainties associated with this uranium recycling business. As I noted, IUC's license gives us the right, with appropriate license amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the Nuclear Regulatory Commission. Furthermore, these licensing actions are subject to challenge by parties that may or may not have a legitimate reason to be heard on our operations. Some of IUC's alternate feed projects have been challenged by the State of Utah, which believes that the State should have regulatory authority over these projects instead of the NRC. We have also seen challenges to our activities by a commercial disposal company that has heretofore enjoyed a virtual monopoly on the disposal of these materials. IUC's White Mesa Mill has been granted eight license amendments for processing alternate feeds out of eight requests, and we have successfully defended all challenges before the NRC, to date. While no guarantees can be given, we remain confident that the issues between IUC and the State of Utah can be resolved and that challenges to our activities by competitors through the attempted use of the environmental licensing process for purely commercial reasons will continue to fail by virtue of their illegitimacy.

We continue to believe that the development of the business of recycling uranium-bearing waste materials and the associated safe management of the resulting waste byproduct will not only mitigate the effects of down cycles in the uranium market but will develop into a profitable stand-alone business in its own right. We intend to continue to devote the resources necessary to aggressively pursue this business opportunity.

Exploration
As part of its strategy to develop additional uranium resources, the Company continued its exploration program in Mongolia during 1998. Bolstered by the success of 1997Os drilling program, the Company conducted 53,000 meters of exploration and resource delineation drilling during the year. This program added another 5.5 million pounds of uranium resources to the deposit discovered in the Hairhan region of the Company's exploration lands last year, bringing total resources in this area to 16.2 million pounds. Total resources on Company lands amenable to low cost, in situ leach mining are now approximately 23 million pounds. The Company also successfully completed an in situ leach amenability test, a precursor to a full pilot operation. The test demonstrated that the Hairhan deposit is amenable to in situ leaching with favorable recovery and reagent usage rates.


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As a result of the declining uranium market during the year, the Company intends to reduce the level of its exploration drilling budget for fiscal 1999. After engaging in such an aggressive program over the last two years, 1999Os efforts will concentrate on correlation and analysis of the data acquired during the past two years and the application of this work to expand our inventory of favorable exploration targets. The Company will also focus efforts on refining production cost models for future mining projects in Mongolia.

Marketing
The historically challenging conditions of the uranium market led IUC to broaden its vision beyond just simply being a conventional uranium mining company. Such a traditional, single-minded approach will not accomplish our primary goal of building shareholder value. As a result, we have spent the last year evaluating market conditions to develop opportunities to not only sell uranium but to develop new sources of supply to enhance profitability during market downturns. We are also committing considerable commercial resources to develop our recycling business to the point that it can profitably sustain the Company during these inevitable market downturns, and amplify our profitability when market conditions improve.

Despite the weak uranium market during the past fiscal year, IUC was nevertheless active in the market. Over the course of the year, the Company sold over 1.5 million pounds of uranium concentrates. Lower prices presented some trading opportunities to fill existing contracts with lower cost purchased pounds, as well. Because of the types of alternate feeds projected to be processed in 1999, as well as the planned conventional ore run, the Company will have more uranium available from its own production than in 1998. This should coincide well with any upturn in uranium prices that several analysts are forecasting for 1999. In fact, while the price of uranium fell from $11.00 per pound U3O8 as the fiscal year began in October 1997 to $9.75 per pound by the end of the year in September 1998, and ultimately to $8.75 per pound by December 1998, the price had rebounded to $10.50 per pound by January 1999.

Fundamentals for the long-term uranium market remain positive. IUC's comprehensive marketing program continues to be focused on securing long-term contracts for the Company's production, and moving in and out of the spot market as trading opportunities arise.

The Company also expects to be active in the vanadium market during fiscal 1999, since significant quantities of vanadium will be produced from the conventional ore processing run scheduled for later in fiscal 1999. This market also came under price pressure during the last fiscal year. Unlike many analyst's earlier projections, the near-record high vanadium prices encountered in early 1998 did not hold as the year progressed. However, having reached a low of $2.50 per pound V2O5 late in calendar 1998, the price has begun to rebound, with most analysts predicting the price to recover to $3.50 per pound by mid-1999 when IUC expects to be in production.

Conclusion
Since our birth in May 1997, the men and women of IUC have worked tirelessly to move this Company from the drawing board to a profitable and unique niche player in the uranium production industry. In so doing, we have become a team of people who believe in themselves, in each other, and in their ability to improve IUC each day. So, as we turn our eye toward 1999 and beyond, to a new millenium, we are excited by the challenges that lie ahead and convinced that our best days are yet to come. I am grateful to all of our nearly 150 employees for their efforts and dedication in creating this Company, which is committed to building long term value for you, our shareholders.

On behalf of the Board, the management and the employees of IUC, I'd like to thank you once again for your continuing support.



/s/ Earl E. Hoellen
Earl E. Hoellen
President and Chief Executive Officer


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Photo of three individuals reviewing report.

MARKETING

Uranium
Over the last ten years, annual quantities transacted in the uranium spot market have averaged more than 25 million pounds U3O8, representing 10-15% of total sales volume. However, in 1998 total spot volume fell dramatically to around 11 million pounds. Several factors contributed to this condition including a high level of multi-year uranium contracting by utilities during 1995 and 1996 that reduced unfilled uranium needs in 1997 and 1998. In addition, there was relatively little purchasing by uranium production companies that, at times, have found it economically attractive to fill some of their existing long-term sales commitments by making spot purchases.

Softer demand took its toll in the market by causing prices to fall into single digits by the end of the year. Although spot market prices actually increased slightly during the fourth quarter of 1997, by the end of 1998 the U3O8 market price had dropped more than 25%. The market price began the year at $12.00 per pound U3O8, but quickly dropped to the $10.50 level, where it stagnated for six months. Then, during the fourth quarter, in response to perceived inventory liquidations, uranium price levels fell below the $9.00 mark, finishing the year at $8.75 per pound U3O8.

Looking forward, 1999 has started out much differently from the previous year. Market demand is stronger and prices appear to be headed for improvement, at least in the near term. In fact, by the end of January, the U3O8 price had rebounded to $10.50 per pound U3O8. Apparent factors include increased producer buying to fill uranium needs in 1999 and 2000. Towards the end of 1998, several large, uranium producing companies announced cutbacks in production levels and the intention to fill some future sales commitments with spot market purchases. As 1999 began, there was also growing optimism that a long-term commercial arrangement would be concluded early in the year between Russia's Ministry of Atomic Energy and three Western companies regarding the disposition of the natural uranium feed that will result from Russia's Highly Enriched Uranium military stockpile. It is widely believed that such an arrangement will result in a more moderate and predictable introduction of this material into the marketplace.

In the end, the uranium market can continue to be characterized as "good news, bad news." In the near-term, while there are some positive signs on the horizon, there is still considerable uncertainty in the market. The fate of the Russian and C.I.S countries' suspension agreements, Russian HEU feed, uranium inventories held by the now-privatized USEC, Inc., all contribute to this uncertainty which tends to dampen any potential for upward price movement. For the longer-term, however, prospects are much more positive. The market is still faced with a primary production deficit of two to one against demand. When near-term uranium inventories finally clear the market, experts believe the price of uranium will need to rise to the $18.00-20.00 per pound U3O8 range in order to sustain the production necessary to help bridge this supply/demand gap.


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Obviously, the international uranium market is complex. Transitory trading patterns, highly competitive, political by nature--these are all phrases that apply to this market. However, this complexity gives rise to commercial opportunities which IUC plans to take full advantage of, when deemed prudent. Identification and pursuit of profitable transactions results from a comprehensive marketing strategy which recognizes the ever-changing nature of the marketplace and the value of market intelligence.

IUC's marketing strategy is straightforward. We cannot be content as merely a uranium producer. Value must be added at each turn of the market. IUC intends to maximize the value of its participation in the uranium market by taking a portfolio approach to marketing its own production, augmented by trading, where appropriate. Long term contracts, with both market related and base escalated pricing, will be our primary focus. In addition, our marketing and trading efforts will not be limited to the U.S. IUC intends to truly be an "international" uranium company and will look to Europe and Asia as opportunities arise.

Vanadium
In general, world metals markets were in a depressed state in 1998, experiencing downward price pressure throughout most of the year. The vanadium market faired better than most of these other metals, however, remaining strong through the middle of the year before succumbing to some of the same negative market pressures experienced by the other metals.

Vanadium began 1998 at $5.60 per pound V2O5, well over the average historical price of the commodity. Prices moved upward to $7.00 by the end of February, then slowly drifted down to $6.00 per pound V2O5 by July. At this point, prices fell steadily throughout the remainder of the year to a low of $2.50 per pound by December. The price began to firm up at this point and, by January 1999, had recovered to the $3.00 per pound V2O5 level.

There continues to be cautious optimism for vanadium prices by analysts for the remainder of 1999, especially when compared to other metals markets. While difficult world conditions are expected to persist throughout 1999, analysts have estimated average prices for the year near $3.50 per pound V2O5.

Stronger vanadium prices bode well for IUC. During the course of the year, IUC expects to produce nearly two million pounds V2O5, which will represent approximately 5% of the U.S. market and 1.5% of the world market. IUC will re-evaluate its sales strategy as production commences to minimize the market impact of our production and maximize realized prices. IUC's ability to produce high-quality vanadium also makes us a candidate to take advantage of niche vanadium markets that typically yield higher prices.

The long-term outlook for vanadium remains positive. Annual consumption is estimated at 140 million pounds V2O5 per year, with a 2% to 3% increase in consumption per year. Extensive research for the uses of vanadium add to market optimism, especially in the development of the redox battery, which could revolutionize the battery industry. Production supply is expected to remain steady for the balance of 1999. New projects continue to be developed; however, it is too early for any projects to figure into supply numbers in the near term.

Photo of man w/barrels.

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Photo of White Mesa Mill.

PROCESSING OPERATIONS

White Mesa Mill
The White Mesa Mill continues to be one of IUC's most strategic assets. Located near Blanding, Utah, the Mill is a 2000 ton per day, acid leach uranium recovery facility. The Mill also has a co-product recovery circuit designed to recover the vanadium occurring with uranium in the Colorado Plateau ores. At full capacity, the Mill is capable of producing 6 million pounds of uranium per year from higher grade uranium ores, such as those found in the Arizona Strip, or 3.5 million pounds of uranium and 18 million pounds of vanadium per year from Colorado Plateau ores. With less than 4 million tons of its 10 million ton tailings capacity utilized, and with no groundwater contamination or other environmental problems, IUC continues to evaluate ways to maximize the value of this asset.

IUC has invested several hundred thousand dollars upgrading the Mill since acquiring it in 1997. During the year, the Mill's Semi-Autogenous Grind (SAG) mill was relined and the vanadium circuit was refurbished in anticipation of processing conventional Colorado Plateau ores during the third and fourth fiscal quarters of 1999.

Alternate Feeds
IUC has demonstrated that processing conventional ores is not the only way to produce uranium. Under IUC's Source Material License issued by the U.S. Nuclear Regulatory Commission (NRC), IUC has the right to process not only conventional ore to recover uranium but also to process alternate feed materials. Alternate feeds are uranium-bearing byproduct materials from other processing facilities and are usually classified as waste products to the generators of the materials. By recycling alternate feeds, IUC can, in some cases, recover uranium at a fraction of the cost of processing conventional ores. In other cases, IUC is paid a fee to recycle the alternate feed materials to recover uranium, or other metals, and dispose of the remaining byproduct in our tailings cells. By working with IUC through recycling, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.

During fiscal 1998, IUC completed the processing of 16,000 tons of uranium-bearing tantalum residues. This project has opened the door for other tantalum and rare earth producers who have similar uranium-bearing ores to process. IUC also concluded a long-term contract with a major uranium producer to receive and process alternate feeds beginning in 1999. These alternate feed ores contain, on average, anywhere from 1% to 7% natural uranium and will provide IUC with a source of relatively low-cost uranium over the next several years.


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Clockroom photo
Page 9, Processing con't

Alternate feed materials are not just limited to private industry. The federal government has recognized the importance of recycling through Congressional and regulatory mandates encouraging the use of recycling. In the case of the U.S. Army Corps of Engineers, they have responsibility for the remediation of what are known as FUSRAP sites (Formerly Utilized Remedial Action Program), or former defense sites. There are several of these FUSRAP sites across the U.S. that, together, will need to have millions of tons of uranium-bearing soil excavated and then transported to either a disposal facility or to a recycling and disposal facility, like the White Mesa Mill. This past year, USACE awarded the first contract to recycle FUSRAP materials to IUC. The contract was for the Ashland 2 site, located near Buffalo, New York. The use of IUC's innovative recycle and disposal option can result in savings of up to 75% over the cost of using a disposal-only alternative. The recycling option is also environmentally superior to the disposal-only option, as radioactive uranium is removed from the materials before final disposal.

IUC continues to expect that the development of the business of recycling uranium-bearing waste materials will result in a profitable, stand-alone business for IUC. As noted above, there are millions of tons of this type of material in the U.S., enough to keep the White Mesa Mill operating at capacity for the foreseeable future.

Photo of Sag Mill.


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Photo of Man drilling in mine.



MINING OPERATIONS
IUC has adopted a flexible and pragmatic approach to ore production, taking into account delivery commitments, market conditions and mining economics for specific deposits. By continually monitoring production costs and maintaining tight operational controls, IUC can cut back operations quickly if market conditions do not support continued economic operations. And, since many of the Company's mines on standby are in a developed or partially developed stage, IUC has the ability to ramp up production quickly, if warranted. The Company's prospective mining properties are diverse, incorporating both conventional and in situ leach mining methods.

Conventional Mining
IUC's reserves that are mineable by conventional underground methods include properties in the Colorado Plateau and the Arizona Strip uranium districts of the United States. The Colorado Plateau properties are characterized by uranium-bearing ores that are also rich in vanadium, which is produced as a co-product to uranium. Deeper, breccia pipe-type deposits characterize the Arizona Strip properties. The grade of uranium found in this type of deposit is typically between 0.5 and 1.0% uranium, significantly higher than the average grade of uranium found in the U.S. today.

IUC commenced mining operations at the Company's Sunday Mine Complex in the Colorado Plateau in late 1997 and, shortly thereafter in January 1998, at the Rim Mine. Ore grades from these mines average 0.25% for uranium and 1.60% for vanadium. The Company has been stockpiling ore from these mines, along with ore purchased from independent producers, in anticipation of commencing conventional ore processing at the White Mesa Mill in the third or fourth quarter of fiscal 1999. In total, over 60,000 tons of ore have been stockpiled through the end of 1998, containing approximately 280,000 pounds of recoverable uranium concentrates and 2 million pounds of vanadium pentoxide.

Photo of man in tractor.


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IN MEMORIAM
While we take every effort to ensure that our employees have the safest possible work environments, we also recognize the inherent dangers associated with mining operations. This past September, we lost Jimmy D. Dial, a friend and employee, in an unavoidable and tragic accident at our Sunday Mine. All of the employees at IUC extend their sorrow to Jimmy's friends and family. His presence will be truly missed.


Underground mining photograph.


Total ore production for fiscal 1998 was lower than originally projected. While production from Company mines was on target, the ore purchased from independent miners in the area was far below expectations. IUC had expected that many small miners would recommence production operations and sell their ore to the Company, providing additional feedstock for the Mill. Unfortunately, new environmental and regulatory licensing requirements combined with weak commodity prices forced several independent operators who had planned to open their mines to re-evaluate doing so.


In Situ Leach Mining
IUC's portfolio of future mining projects includes not only conventional mines but in situ leach mines, as well. This environmentally friendly solution mining method utilizes naturally occurring groundwater, fortified with oxygen, to mobilize the uranium contained in the geologic formation. That fluid is then pumped to the surface for further processing. This groundwater is then recycled back through the deposit, resulting in minimal environmental intrusion and reclamation requirements.

Most of the uranium production in the U.S. today is done by the in situ leach solution mining technique. IUC's Reno Creek property in Wyoming and Dewey-Burdock property in South Dakota are properties with uranium deposits amenable to this mining method. During fiscal 1998, permitting work continued on the Reno Creek property. While IUC had expected to have completed the permitting process by the end of the fiscal year, regulatory changes have moved the expected permitting completion date into the fall of 1999.


Photo of men w/uranium.


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MONGOLIA
Encompassing an area approximating one million square miles, the Republic of Mongolia is located between China and the Russian Federation. Once home to the great ruler and conqueror, Genghis Khan, modern-day Mongolia has embarked on a national program to provide economic growth through reasoned development of its vast endowment of natural resources, including uranium. Recognizing the crucial role of western investment, the Mongolian government has established a foundation of mineral laws and regulations based principally on the United States model. Great effort has been made to shape mining laws in a rapidly changing environment to encourage foreign interest in this countryOs vast natural resources.

IUC is conducting a large uranium exploration program in the south central region of Mongolia through its 70% interest in the Gurvan Saihan Joint Venture. The Joint Venture, which also includes the Mongolian government (15%) and Geologorazvedka (15%), a Russian geological concern, has an exclusive exploration concession comprising over 4 million acres in 12 separate target areas. One of the largest uranium exploration programs in Mongolia, the Joint Venture was recognized during the past year by the Mongolian Ministry of Agriculture and Industry as "The Best Investor in the Minerals Sector for 1997-1998."


Photo of facility in Mongolia.


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Photo of insidefacility at Mongolia.

The Joint Venture's 1998 field program included 53,000 meters of both delineation and reconnaissance drilling. Primary objectives of this year's program consisted of expanding and further delineating the main deposit discovered last year at Hairhan, as well as conducting reconnaissance drilling on other target areas. This drilling added 5.5 million pounds of uranium resources to the Hairhan deposit, bringing total resources in the area to over 16 million pounds U3O8. Including drilling results from all target areas, the Gurvan Saihan Joint Venture now has total resources of over 23 million pounds of uranium which are amenable to low cost, in situ leach mining methods.

The Joint Venture also conducted a leach amenability test on the Hairhan deposit during 1998 to confirm the suitability of the deposit to in situ leach techniques. The test results were very positive and provided necessary technical data for the design of a commercial mining facility in the future.

Declining uranium prices throughout 1998 have required IUC to reduce the level of its exploration drilling budget in Mongolia for fiscal 1999. Extensive drilling programs performed in 1997 and 1998 have generated valuable and unique data which will be further studied in 1999 to expand the inventory of favorable exploration targets for future programs. Production cost models will also be evaluated to refine estimated costs for future production plans in Mongolia.

Photo of Family in Mongolia.

Photo of man cleaning equipment.

Globe Graphic
Page 14

Photo of Women in lab.


REGULATORY AND ENVIRONMENT

Corporate Commitment
IUC is committed to the operation of its facilities in a manner that puts the safety of its employees, its community and the environment above all else. We believe that every task should be performed with a shared concern for the safety of our fellow employees, contractors, visitors, customers and the communities where we operate. Whenever issues of safety conflict with other corporate objectives, safety shall be our first consideration.

Processing
IUC's operations at the White Mesa Mill are part of a highly regulated industry principally governed by the U.S. Nuclear Regulatory Commission (NRC). The Mill has a well-established relationship with the NRC dating back nearly 20 years, since the Mill was constructed in 1980. During that time, the White Mesa Mill has received and processed conventional ores and alternate feeds for the recovery of uranium and disposed of the resulting byproducts under the Mill's Source Material License issue by the NRC. The Company continues to work closely with federal, state and local regulators as well as the public to ensure the strictest of compliance under the regulations set forth in our license.

IUC believes that protection of groundwater is vital. The Mill's tailings cells were designed with synthetic liners to contain any liquid, and are sited in such a way that no potential seepage from the tailings cells is likely to ever reach the underlying regional aquifer. In addition, a thin, perched zone of poor quality groundwater rest on top of 1200 feet of dense shale, which seperates the regional aquifer from this perched zone. We follow an NRC-approved groundwater monitoring program in which we monitor this perched zone to provide early detection of seepage from the tailings cells, if any. After 18 years of continuous monitoring, there has been no evidence that there have been any releases to the perched zone, much less the regional aquifer.

Illustrated diagram of Tailings Cell.

Photo of aerial of White Mesa Mill.

Stakeholder Awareness is a critical issue for nuclear industry participants. IUC took steps this past year to raise the level of public awareness, education and involvement in its operations by developing a quarterly newsletter called the Rumor Mill. This publication provides information about regulatory issues, environmental news, general operations and recent and future events. Public outreach programs, like the Rumor Mill, are designed to promote awareness of IUC's operations and help reduce any concerns of the community due to insufficient information, or misinformation generated.

Mining
IUC's mines continue to operate under close scrutiny from federal and state regulators, including the State of Colorado Mined Land Reclamation Board, the State of Utah Division of Oil, Gas and Mining, and the Arizona Department of Environmental Quality. Our mines are also regularly inspected by the Mine Safety and Health Administration.

Mongolia
Environmental protection and restoration procedures are practiced in the exploration and field testing being done in Mongolia. Prior to conducting any drilling, establishing fixed camps, or assembly of in situ leach test facilities, meetings are held to obtain approval of local environmental authorities. After completion of field work, follow up inspections are conducted to obtain approval of surface reclamation and restoration. The Gurvan Saihan Joint Venture enjoys strong support from local authorities and has established an image as a careful and conscientious neighbor concerned about protecting the unique environment of Mongolia.


Photo of Canyon and tree.

Photo of canyon.

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Page 16

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Amounts in U.S. Dollars unless otherwise stated)

The following discussion and analysis of the financial condition and results of operation for International Uranium Corporation (IUC) for the fiscal year ending September 30, 1998 should be read in conjunction with the consolidated financial statements and related notes therein. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Results of Operations
International Uranium Corporation completed its first full fiscal year on September 30, 1998. Net income for the year was $1,617,331 which was approximately $0.02 per share (approximately Cdn$0.04 per share). During the year, IUC had total sales of $32,940,876. Of these revenues, $19,890,300 was from sales of uranium (60%) and $13,050,576 (40%) was derived from IUC's process milling of alternate feeds. Approximately 62% of total revenues were from three major customers, one of which accounted for 37% of total revenues.

These results are significantly higher than the corresponding results for the fiscal period ended September 30, 1997, where IUC had net income of $18,694 resulting from revenues of $523,865. Although IUC was formed on October 3, 1996, its primary operating activities did not commence until after the purchase of Energy Fuels' assets in May 1997. IUC had no sales of uranium for the year ending September 30, 1997, and its $523,865 of process milling revenues were derived from the startup of a major alternate feed processing run which was completed during the fiscal year ending in September 1998.

The spot market value of uranium (value reflected in contracts with a single delivery which generally call for material to be delivered within a one-year period) began the fiscal year at $11.00 per pound U308, rose to $12.75 in November, then declined during the remainder of the fiscal year to $9.75 in September. The base market price for long-term contracts (contracts which call for deliveries in multiple future years) was approximately $11.10 per pound U308 in September 1998.

Of IUC's 1998 uranium sales, approximately 84% of the material was sourced from uranium purchases and 16% of the material was produced from IUC's alternate feed production. The $19,890,300 of uranium sales proceeds resulted from seven separate sales transactions. Approximately 41% of the sales revenues (24% of the material delivered) arose from long-term contracts and the balance was from transactions in the spot market. The cost of uranium sold was $17,829,592 resulting in gross profits of $2,060,708.

IUC's $13,050,576 of alternate feed revenue consisted of $12,304,604 which was derived from the processing of alternate feed containing uranium, tantalum, and niobium from a single customer. This particular alternate feed run required extensive design and engineering work, along with certain circuit modifications, which were more than originally contemplated. Therefore, this processing run took considerably longer to complete than planned. Additionally, IUC was expecting to achieve more satisfactory recoveries at lower costs than those actually achieved. Even though these complexities caused results to not be as favorable as originally projected, IUC's alternate feed activities were profitable. IUC's processing costs relating to alternate feeds totalled $10,066,538 for 1998 resulting in a gross profit of $2,984,038.

Selling, general and administrative expenses for 1998 totalled $3,580,149, compared to $1,008,012 in 1997. The increase was due to IUC expanding to a full operating status during 1998, along with the fact that the 1997 expenses only reflect approximately five months of activity. Depreciation and amortization expense was $734,267 in 1998, compared to $41,387 in 1997. Interest income and other income increased to $1,128,562 in 1998 from $781,947 in 1997. These total revenues and expenses resulted in net income before taxes of $1,858,892 in 1998 compared to $18,694 in 1997.

A $241,561 provision for taxes is shown for 1998. No provision was necessary in 1997. The 1998 provision is lower than the amount that would normally be applicable should the combined federal and provincial expected tax rate be applied to 1998 net income before taxes of $1,858,892 primarily due to lower rates on certain income IUC received from its United States operations during the period. It is not anticipated that these lower rates will be available in the future.

The above resulted in 1998 net income of $1,617,331 compared to 1997 net income of $18,694.

IUC continued mining uranium and vanadium bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District of western Colorado and eastern Utah. To supplement its own production, IUC also commenced an "Ore Purchase Program", buying ore from other independent miners in the district. Ore from IUC's mines and purchased ore is being delivered and stockpiled at IUC's White Mesa Mill where it will be processed in 1999. These ore stockpiles have been included in IUC's inventory as of September 30, 1998, at a cost of $3,117,441. These ore stockpiles contain approximately seven pounds of vanadium for each pound of uranium. Thus at year end values, vanadium accounted for approximately 70% of the revenue potential from these stockpiles. IUC has been able to produce ore from its Sunday and Rim Mines at costs within its forecast budget and at satisfactory production levels.

However, the amount of ore supplied via the ore purchase program has been significantly below projections. Independent miners have had difficulty in arranging the capital necessary to re-establish their mining properties and have faced delays in completing regulatory and environmental licensing requirements.

IUC continued development work on certain of its mining properties including continued underground drift development of its Topaz Mine. IUC renewed the application and review process for a permit to mine from the Wyoming Department of Environmental Quality and for a source material license from the Nuclear Regulatory Commission for the Reno Creek in-situ leach project located in the Powder River Basin of Wyoming. This review process is expected to be completed in 1999. IUC's investment and development expenditures on its U.S. mining properties totalled $1,895,814 in 1998. This compares with the approximately $729,000 that was expended in 1997 for the period after purchase of the assets in May through September 30,1997.

The Gurvan Saihan Joint Venture, IUC's uranium development and exploration program in Mongolia, completed its 1998 drilling program and leach amenability testing with favorable results. The Joint Venture has now delineated over 22.5 million pounds of uranium resources for this program. Total expenditures by IUC relating to this Joint Venture were $3,209,363 in 1998, compared to the $1,191,525 expended after the purchase of the Joint Venture interest in May and continuing through September 30, 1997.

IUC continued to increase its focus on acquiring and processing alternate feeds during the year. This resulted in IUC successfully contracting to receive and process over 41,000 cubic yards of material from a former defense, or FUSRAP (Formerly Utilized Sites Remedial Action Program) site near Tonawanda, New York. Shipments of material commenced in the fourth quarter of IUC's fiscal year and successful processing was substantially completed in the first quarter of fiscal 1999.

Capital Resources and Liquidity
IUC's working capital at September 30, 1998 was $20,298,166, of which $6,282,275 consisted of cash and cash equivalents. This compares to September 30, 1997 working capital of $24,283,678, of which $13,953,355 consisted of cash and cash equivalents. Income from operations, after adjustments for expenses not affecting cash (depreciation, amortization of contract purchase costs, and other), provided $3,887,429 of cash compared to $267,766 in 1997. However, net cash used by operations increased from $3,163,190 in 1997 to $5,178,612 in 1998, primarily due to the utilization of cash to reduce short-term liabilities during the year. IUC has also continued to utilize cash to increase its inventory levels. This inventory increase is primarily due to IUC's ore stockpiles which will be processed during the next year.

Expenditures for property, plant and equipment totaled $3,812,556, of which $2,204,791 represents improvements and circuit modifications at the Mill to allow for more efficient ore and alternate feed processing. Investments in the Gurvan Saihan Joint Venture totaled $3,209,363.

IUC is projecting fiscal year 1999 expenditures for property, plant and equipment of approximately $2,300,000, of which $1,250,000 will be for further improvements at the Mill. Expenditures on the Mongolia mineral properties are projected to be $1,300,000. Additionally, IUC is projecting to purchase approximately $7,950,000 of uranium next year under a long-term purchase contract at prices approximating the then current spot price. These purchases will be utilized for delivery under its current sales contracts or future contracts depending on IUC's uranium production levels. IUC is anticipating funding these outlays from current operations and working capital (which is sufficient to cover these planned expenditures). Nevertheless, IUC is considering the possibility of negotiating and having available a short-term revolving credit facility during the coming fiscal year to assist and supplement inventory and project financing, in addition to providing short-term cash flexibility, as necessary.

Environmental Responsibility
Each year, IUC reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. These estimated costs are also formally reviewed by IUC when it submits license renewal applications to regulatory authorities. Based on this review, it was determined that IUC's estimated reclamation obligation of $13,265,700 is currently sufficient to cover these projected future costs.

IUC has also posted bonds securing these liabilities and has deposited marketable securities on account of these obligations. The amount of these restricted marketable securities collaterallizing IUC's reclamation obligation was $8,300,375 at September 30, 1998.

Globe Graphic
Page 18


MANAGEMENT'S DISCUSSION AND ANALYSIS (Cont.)

1999 Fiscal Year Outlook
IUC's profitability is highly dependent upon uranium and vanadium prices. These commodity prices both softened considerably in the last half of fiscal 1998 and have continued to fall. As mentioned above, uranium spot prices began the year at $11.00 per pound U308, rose to $12.75 then declined to $9.75 in September. Subsequent to year-end, the price continued to fall to $8.75 per pound U308 prior to recovering to $10.50 in January 1999. Vanadium prices began the year at approximately $4.10 per pound V205, rose to approximately $6.70 in the early summer and then declined to approximately $5.70 by the end of September. Since year-end, the vanadium price declined significantly to approximately $2.80 per pound V205. Most market analysts are expecting a rebound in the vanadium prices during 1999; however, they do not expect to see the high price levels that were experienced during 1998. The uranium market continues to face uncertainty, particularly over the impact of new supply sources, such as highly enriched uranium from Russia and U.S. government stockpiles and the potential sale of 62 million pounds from uranium inventories held by USEC, Inc. through 2005. Due to these uncertainties, IUC has discontinued further development of its Topaz Mine until prices recover. Should the spot prices for both uranium and vanadium remain depressed, IUC will re-evaluate its current mining operations and other properties in order to determine the appropriate level of future production and development. Although IUC has deliveries scheduled under its current contracts in 1999, any additional sales revenue will be dependent on market prices and new demand. To mitigate this exposure in future years, IUC will continue its focus on long-term contracts.

In order to lessen its dependence on these commodity prices, IUC continues to expand its alternate feed processing activities. With the expansion of the alternate feed business, IUC is faced with continued regulatory review and third party challenges with respect to receiving the required approvals and license amendments for each alternate feed project. IUC could be unsuccessful in acquiring the necessary approvals or in defending itself against such challenges to these license amendments. Additionally, processing these materials could require different procedures for each type of material depending on its composition. These efforts will increase IUC's costs relating to processing alternate feeds; however, IUC believes that alternate feed processing will provide significant future profits.

IUC anticipates processing alternate feeds at the White Mesa Mill through the first half of fiscal year 1999. IUC will then either process its conventional ores or process alternate feeds from proposed future transactions which are currently being pursued. The processing order of these runs will be dependent on future market values, the amount of conventional or alternate feed ore available at the White Mesa Mill, the profitability of each run, and other operating factors.

IUC will continue its current mining efforts as long as market prices remain at a level that supports such activity. Should prices continue to decline, IUC could place its mining properties in a care and maintenance status in order to reduce development and production expenditures. This will enable IUC to conserve its working capital and maintain its reserve position while preserving the opportunity for IUC to benefit from any future price recovery.

Risks and Uncertainties

Year 2000
This risk involves the potential for IUC's operations to be disrupted by the failure of computer systems, which were not designed to function using dates for the new century. IUC has completed initial reviews to assess the risks of Year 2000 compliance and has developed and implemented plans for making necessary program conversions and software upgrades.

These steps will be continued in 1999 in order to finalize adjustment plans, implement required changes, and complete necessary compliance testing. Expenses related to Year 2000 compliance are not expected to be material to IUC's financial results or condition. Note that it is not possible to be certain that all aspects of the Year 2000 issue affecting IUC, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Cautionary Note Regarding Forward-Looking Statements
IUC wishes to caution readers that disclosures made in the foregoing Management's Discussion and Analysis and elsewhere in this annual report which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such factors that affect IUC's results and the above discussion of the 1999 outlook include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles in Canada.

Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgement, are consistent with other information and operating data contained in the annual report and reflect the corporation's business transactions and financial position.

Management maintains accounting and internal control systems designed to safeguard assets and to properly record and execute transactions. The accounting and internal systems are utilized to provide reasonable assurance of compliance with Company policies and procedures and the safeguarding of assets. Management has also adhered to policies regarding compliance with laws and governmental regulations. Judgements are required to assess and balance the relative costs and expected benefits of these controls.

The Company's independent auditors, PricewaterhouseCoopers LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with generally accepted auditing standards.

The Board of Directors pursues its responsibility for these financial statements through its Audit Committee, which meets periodically with management and the independent auditors, to assure that each is carrying out its responsibilities. The independent auditors meet with the Audit Committee with and without management representatives present to discuss the scope and results of their audit, their comments on the adequacy of accounting controls, and the quality of financial reporting.











/s/ Earl E. Hoellen                                  /s/ Thad L. Meyer
Earl E. Hoellen                                      Thad L. Meyer
President and                                        Vice President, Finance and
Chief Executive Officer                              Chief Financial Officer

November 27, 1998

Globe Graphic
Page 20


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 1998 and 1997 and the consolidated statements of operations and retained earnings, and cash flow for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1998 and 1997, and the results of its operations and the changes in its cash flow for the periods then ended in accordance with generally accepted accounting principles in Canada.









/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, Canada
November 27, 1998

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(United States Dollars)


                                                    September 30,  September 30,
                                                             1998           1997
--------------------------------------------------------------------------------
                                     assets
Current assets:
Cash and cash equivalents                             $ 6,282,275    $13,953,355
Marketable securities                                      11,731         39,978
Trade and other receivables                             2,979,600         63,198
Inventories (Note 3)                                   12,481,713     10,113,853
Notes receivable (Note 4)                                      --      4,791,513
Favorable uranium sales contracts (Note 5)                729,730      1,270,270
Prepaid expenses and other                                188,532        433,497
--------------------------------------------------------------------------------
                                                       22,673,581     30,665,664

Properties, plant and equipment, net (Note 6)          13,516,937     10,858,679
Mongolia mineral properties (Note 7)                    9,500,932      6,191,525
Notes receivable                                          203,538        206,142
Restricted marketable securities (Note 8)               8,300,375      7,945,356
Favorable uranium sales contracts,
     net of current protion                                    --        729,730
Goodwill and other, net                                   575,351        603,243
--------------------------------------------------------------------------------
                                                      $54,770,714    $57,200,339
================================================================================
                                  liabilities
Current liabilities:
Accounts payable and accrued liabilities              $ 1,761,841    $   961,865
Inventory purchases                                            --      5,050,000
Notes payable                                              37,963          9,537
Deferred revenue                                          575,611        210,185
Due to related parties (Note 14)                               --        150,399
--------------------------------------------------------------------------------
                                                        2,375,415      6,381,986

Notes payable, net of current portion                      54,172         19,962
Reclamation obligations (Note 9)                       13,265,700     13,265,700
--------------------------------------------------------------------------------
                                                       15,695,287     19,667,648
--------------------------------------------------------------------------------
                              shareholders' equity
Share capital (Note 10)                                37,439,402     37,513,997
Retained earnings                                       1,636,025         18,694
--------------------------------------------------------------------------------
                                                       39,075,427     37,532,691
--------------------------------------------------------------------------------
                                                      $54,770,714    $57,200,339
================================================================================


On behalf of the Board


/s/ Earl E. Hoellen                            /s/ Lukas H. Lundin, Director
Earl E. Hoellen, Director                      Lukas H. Lundin, Director

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Page 22


INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
(United States Dollars)

                                                                             Period from
                                                                           Incorporation
                                                          Year             Oct. 3, 1996,
                                                Sept. 30, 1998         to Sept. 30, 1997
----------------------------------------------------------------------------------------
                                   operations
Revenue
         Uranium sales                            $ 19,890,300              $         --
         Process milling                            13,050,576                   523,865
----------------------------------------------------------------------------------------
         Total revenue                              32,940,876                   523,865
----------------------------------------------------------------------------------------

Costs and expenses
         Uranium cost of sales                      17,829,592                        --
         Process milling expenditures               10,066,538                   237,719
         Selling, general and administrative         3,580,149                 1,008,012
         Depreciation                                  734,267                    41,387
----------------------------------------------------------------------------------------
                                                    32,210,546                 1,287,118
----------------------------------------------------------------------------------------

Operating income (loss)                                730,330                  (763,253)

         Net interest and other income               1,128,562                   781,947
----------------------------------------------------------------------------------------
Net income before taxes                              1,858,892                    18,694

         Provision for income taxes (Note 11)          241,561                        --
----------------------------------------------------------------------------------------
Net income for the period                         $  1,617,331              $     18,694
========================================================================================

Net income per common share                       $       0.02              $         --

========================================================================================
                               retained earnings
Retained earnings, beginning of period                  18,694                        --

         Net income                                  1,617,331                    18,694
----------------------------------------------------------------------------------------
Retained earnings, end of period                  $  1,636,025              $     18,694
========================================================================================

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(United States Dollars)


                                                                               Period from
                                                                             Incorporation
                                                                   Year      Oct. 3, 1996,
                                                         Sept. 30, 1998  to Sept. 30, 1997
------------------------------------------------------------------------------------------
                           cash provided by (used in)
Net income for the period                                  $  1,617,331       $     18,694
Items not affecting cash
         Depreciation and amortization                          734,267             41,387
         Gain on sale of equipment                              (99,865)            (2,500)
         Amortization of uranium sales
              contract purchase cost                          1,270,270                 --
         Increase in deferred revenue                           365,426            210,185
------------------------------------------------------------------------------------------
                                                              3,887,429            267,766

Changes in non-cash working capital items
         Decrease in marketable securities                       28,247             17,334
         Increase in trade and other receivables             (2,916,402)           (63,198)
         Increase in inventories                             (2,019,516)        (9,113,859)
         Decrease (increase) in other current assets            242,053           (433,497)
         (Decrease) increase in liability
              for inventory purchases                        (5,050,000)         5,050,000
         Increase in other accounts payable
              and accrued liabilities                           799,976            961,865
         (Decrease) increase in due to related parties         (150,399)           150,399
------------------------------------------------------------------------------------------
Net cash used by operations                                  (5,178,612)        (3,163,190)
==========================================================================================
                              investing activities
         Properties, plant and equipment                     (3,812,556)        (2,679,149)
         Mongolia mineral properties                         (3,209,363)        (1,191,525)
         Proceeds from sale of surplus equipment                102,310              2,500
         Notes receivable                                            --           (856,892)
         Collection of notes receivable                       4,794,117          3,028,380
         Increase in restricted marketable securities          (355,020)        (7,945,356)
         Acquisition of Energy Fuels, net of
              cash received                                          --        (10,081,071)
         Acquisition of Thornbury Capital Corp,
              net of cash received                                   --           (673,282)
------------------------------------------------------------------------------------------
Net cash used in investment activities                       (2,480,512)       (20,396,395)
==========================================================================================
                              financing activities
         Stock purchased for retirement                         (74,595)                --
         Increase (decrease) in notes payable                    62,639             (1,057)
         Common shares issued for cash, net                          --         36,690,454
         Common shares issued on amalgamation                        --            823,543
------------------------------------------------------------------------------------------
Net cash (used in) provided
         by financing activities                                (11,956)        37,512,940
==========================================================================================
(Decrease) increase in cash and cash equivalents             (7,671,080)        13,953,355
Cash and cash equivalents, beginning of period               13,953,355                 --
------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                   $  6,282,275       $ 13,953,355
==========================================================================================

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Page 24


INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
September 30, 1998 and 1997
(United States Dollars)


1.       Organization and Nature of Operations

International Uranium Corporation (the "Company") was originally incorporated as a private company on October 3, 1996 under the laws of the province of Ontario. In May 1997, the Company achieved public company status and began trading on the Toronto Stock Exchange utilizing the symbol OIUCO. Headquartered in Denver, Colorado, the Company is engaged in the business of producing uranium concentrates and the selling and trading of these concentrates in the international nuclear fuel market. In addition, the Company also produces and sells vanadium, as well as other minerals that can be produced as a co-product with uranium.

The Company continues to produce ore at its Sunday Mine Complex in Colorado and the Rim Mine in Utah. The Company also has several partially developed mines and numerous targeted mines and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as a 70% joint venture interest in an exploration project in central eastern Mongolia.

Additionally, the Company owns the 2,000 ton per day White Mesa Mill (the "Mill") near Blanding, Utah. The Mill is used to process the Company's mined ore along with ore purchased or toll milled from other independent mines. The Mill is also used to process alternate feeds, which generally are ores or residues from other processing facilities that contain uranium in quantities or forms that are either uneconomic to recover or cannot be recovered at these other facilities, but can be economically recovered at the Mill.

2.       Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

         a)       Use of estimates

                  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

         b)       Basis of consolidation

                  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, International Uranium Holdings Corporation, International Uranium Alberta Corporation, International Uranium (Bermuda) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation.

         c)       Cash and cash equivalents

                  Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities.

         d)       Marketable securities and restricted short-term investments

                  Marketable securities and restricted short term investments are valued at the lower of cost or market value.

         e)       Inventories

                  Inventories of ore stockpiles, uranium concentrates and refined and converted products are valued at the lower of cost or net realizable value. Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

         f)       Properties, plant and equipment

                  Mineral properties, plant and equipment are recorded at cost. Mineral properties are depleted by the units-of-production method based on ore reserves. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years.

         g)       Exploration properties

                  The Company defers the property acquisition costs and ongoing exploration expenditures on properties still in the exploration stage and carries these as assets until the results of the exploration projects are known. If a project is successful, the cost of the property and the related exploration and development expenditures will be amortized over the life of the property utilizing the units-of-production method. If a project is unsuccessful, the mining property and the related exploration expenditure are written off.

         h)       Environmental protection and reclamation costs

                  The estimated costs for decommissioning and reclaiming producing mineral properties, plant and equipment acquired by purchase have been fully accrued on an undiscounted basis.

                  Estimated costs of decommissioning and reclamation associated with newly acquired or developed mineral properties, plant and equipment, as well as revised regulatory requirements are accrued through periodic charges to earnings, on the units-of-production basis in the case of mine costs or on the straight line basis in the case of mill costs. Actual costs of decommissioning and reclamation incurred at the time of closure are deducted against this accrual.

                  Environmental costs not associated with the decommissioning or reclamation of producing mineral properties, plant and equipment are capitalized as property, plant and equipment costs where they result in the betterment of an asset, or expensed as incurred in all other circumstances.

         i)       Foreign currency translation

                  These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the Gurvan-Saihan Joint Venture (Note 7). The majority of its costs are denominated in United States dollars and all of its products for sale are priced in United States dollars.

                  Amounts denominated in foreign currencies are translated into United States dollars as follows:

                           a) Monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

                           b)       Non-monetary assets at historical rates;

                           c) Revenue and expense items at the average rates for the period.

                  The net effect of the foreign currency translation is included in the statement of earnings.

Globe Graphic
Page 26


         j)       Net earnings per share

                  Net earnings per common share is determined using the weighted average number of shares outstanding during the year, which for the year ending September 30, 1998 was 65,698,048 shares and for the period ending September 30, 1997 was 42,067,497 shares.

         k)       Goodwill

                  Goodwill is amortized on a straight-line basis over twenty years.

         l)       Revenue recognition

                  In accordance with normal industry practices, the Company contracts for future delivery of uranium produced. Sales revenue is recorded in the period that title passes to the customer.

                  Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreement.

                  Deferred revenues represent processing proceeds received in advance of the required processing activity.

3.       Inventories

                                                     September 30, 1998         September 30, 1997
                 ---------------------------------------------------------------------------------
                  Uranium Concentrates               $        7,838,433          $       8,935,544
                  Ore Stockpiles                              3,117,441                         --
                  In Process                                     79,600                    181,797
                  Parts & Supplies                            1,446,239                    996,512
                 ---------------------------------------------------------------------------------
                                                     $       12,481,713          $      10,113,853
                 =================================================================================

4.       Notes Receivable -- Short Term

Amount represented the balance of an outstanding promissory note to the Company from Union Carbide Corporation which bore interest at the U.S. prime rate. The note, plus accrued interest, was payable in monthly installments and was paid off in its entirety in May 1998. The balance as of September 30, 1997 was $4,791,513.

5.       Favorable Uranium Sales Contracts

As part of the Energy Fuels assets (Note 12), the Company acquired uranium supply contracts with certain utilities. At the time of the Energy Fuels purchase, the value of these contracts was determined to be $2,000,000 based on the excess of the sales price over the market value of the uranium to be delivered. Of this value, $1,270,270 related to the deliveries to be made in the first quarter of the year ended September 30, 1998, and $729,730 relates to deliveries in the first quarter of the year ending September 30, 1999.

6.       Properties, Plant and Equipment



                                                      Accumulated
                                                     Depreciation    Sept. 30, 1998     Sept. 30,1997
                                            Cost      & Depletion               Net               Net
                  -----------------------------------------------------------------------------------
                  Mill Buildings
                      & Equipment   $  5,044,364     $    666,215      $  4,378,149      $  3,241,630
                  Other Machinery
                      & Equipment      2,811,926          427,465         2,384,461         2,461,021
                  Mining Properties    7,054,197          299,870         6,754,327         5,156,028
                  -----------------------------------------------------------------------------------
                                    $ 14,910,487     $  1,393,550      $ 13,516,937      $ 10,858,679
                  ===================================================================================

Depreciation and depletion totaled $1,189,203 for the year ending September 30, 1998 of which $506,096 is included in inventory and mineral properties at year-end. For the period ending September 30, 1997, depreciation and depletion totaled $236,897 of which $208,237 was included in inventory and mineral properties.

7.       Mongolia Mineral Properties

Mongolia mineral properties are made up of the Company's 70% interest in the Gurvan-Saihan Joint Venture (the "Venture") which holds nine uranium exploration areas covering 14,700 square kilometers in central eastern Mongolia. The other parties of the Venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. A royalty in the amount of 4% is payable to the Mongolian government. The Company has proportionately consolidated its 70% interest in the Venture, which is substantially represented by Mongolia mineral properties. To date the Company has funded all expenditures and expects to do so for the foreseeable future.

8.       Restricted Marketable Securities

Amounts represent marketable securities the Company has placed on deposit in favor of a bonding company to secure its reclamation bonds (Note 9).

9.       Provision for Reclamation

As part of the acquisition of Energy Fuels (Note 12), the Company assumed responsibility for the environmental and reclamation obligations of Energy Fuels relating to all existing mines and the Mill, as well as for all reclamation and environmental obligations associated with mined out, inactive, reclaimed or partially reclaimed mines and properties, that were so acquired.

The total amount of the reclamation liability has been estimated by the Company at $13,265,700. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies securing these liabilities and has deposited marketable securities on account of the obligation (Note 8).

Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and such differences may be material.

10.      Share Capital

         a)       Authorized -- unlimited number of common shares.

         b)       Issued and outstanding


                                                      Shares             Amount
   -----------------------------------------------------------------------------
   Issued:
              For cash (Cdn $0.25 per share)      26,500,000       $  4,906,166
              On conversion of special warrants   37,800,000         31,784,288
              Amalgamation                         1,443,066            823,543
   -----------------------------------------------------------------------------
   Balance, September 30, 1997                    65,743,066       $ 37,513,997
   Stock purchased for retirement                   (218,000)           (74,595)
   -----------------------------------------------------------------------------
   Balance, September 30, 1998                    65,525,066       $ 37,439,402
   =============================================================================


In May 1997, the Company completed a private placement financing of 37,800,000 common shares pursuant to the exercise of special warrants that had been issued in March 1997 at a price of Cdn$1.25 ($0.90) per special warrant for net proceeds of Cdn$44,217,190 ($31,784,288), after deducting share issue costs and agent fees of Cdn$3,032,802 ($2,186,137).

Globe Graphic
Page 28


         c)       Stock options

                  The Company has adopted an Employee Stock Option Plan under which the Board of Directors may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, or to employees of management companies providing services to the Company, options to acquire common shares in such numbers for such terms and at such exercise prices as may be determined by the Board. The purpose of the Stock Option Plan is to advance the interests of the Company by providing eligible personnel with a financial incentive for the continued improvement of the Company's performance and encouragement to stay with the Company.

                  Options granted to executive officers and certain employees of the Company vest as to one-third on the date of grant, as to another one-third one year after the date of grant and the remainder two years after the date of grant. All other options vest as to one-half on the date of grant and as to the remainder one year after the date of grant. All options granted to date expire three (3) years from the date of the grant of the option.

         Options were outstanding as follows:

                                                        September 30, 1998     September 30, 1997
                  -------------------------------------------------------------------------------
                  Option Price per Share
                           Cdn $1.25                             2,000,000              2,639,000
                           Cdn $0.75*                              814,000                     --
                  -------------------------------------------------------------------------------
                                                                 2,814,000              2,639,000
                  ===============================================================================



         *Represents options repriced from Cdn $1.25 to Cdn $.75 on June 17,
          1998.

11.      Income Taxes

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:


                                                                        September 30, 1998
                  ------------------------------------------------------------------------
                  Earnings before income taxes                                $001,858,892
                           Combined federal and provincial tax rate                    45%
                  ------------------------------------------------------------------------

                  Computed income tax expense                                 $    836,501

                  Increase (decrease) in taxes resulting from:
                           Foreign earnings subject to different tax rates        (636,090)
                           Large corporation and other taxes                        41,150
                  ------------------------------------------------------------------------
                  Net income taxes                                            $    241,561
                  ========================================================================

12.      Acquisition of Energy Fuels Assets and the Amalgamation

In May 1997, the Company completed the acquisition of substantially all of the uranium producing assets and assumed certain obligations of Energy Fuels Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels") for an approximate total consideration of $35 million. Energy Fuels was in Chapter 11 Bankruptcy proceedings in the United States. The acquisition price was settled as follows:

                  Cash payment to vendors                       $19,354,336
                  Direct acquisition costs                        1,937,631
                  Reclamation obligations assumed                13,265,700
                  Notes payable assumed                              30,556
                  ---------------------------------------------------------
                                                                $34,588,223
                  =========================================================


The acquisition was accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

                  Cash and certificates of deposit             $ 11,210,896
                  Favorable uranium sales contracts               2,000,000
                  Notes receivable                                7,169,143
                  Parts and supplies inventory                      999,994
                  Properties, plant and equipment                 8,208,190
                  Mongolia mineral properties                     5,000,000
                  ---------------------------------------------------------
                                                               $ 34,588,223
                  =========================================================


The Energy Fuels assets included several developed mines on standby, several partially developed mines, as well as numerous targeted mines and exploration properties, within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia.

Assets purchased also included the 2,000 ton per day White Mesa Mill near Blanding, Utah. The Mill also has a vanadium recovery circuit.

Concurrent with the acquisition of Energy Fuels, in May 1997, the Company completed an amalgamation with Thornbury Capital Corporation ("Thornbury"). Each of the shareholders of Thornbury received one common share in the amalgamated company for every five common shares held prior to the amalgamation and the shareholders of the Company received one common share for every one common share held prior to the amalgamation. As a result of this transaction, the shareholders of the Company acquired control of Thornbury, and accordingly, the transaction has been accounted for as an acquisition by the Company of Thornbury.

Globe Graphic
Page 30


         The acquisition is summarized as follows:

                  Purchase consideration
                         1,443,066 common shares issued            $    823,543
                         Net assets acquired at book value             (150,261)
                  -------------------------------------------------------------
                         Excess purchase consideration             $    673,282
                  =============================================================
                  Attributed to
                         Marketable securities                     $     57,312
                         Goodwill                                       615,970
                  -------------------------------------------------------------
                                                                   $    673,282
                  =============================================================


         The purpose of the amalgamation was to facilitate the financing of the Energy Fuels purchase and to achieve public company status.


13.      Segmented Information

                  a)       Geographic segments

                                                September 30, 1998        September 30,1997
                  -------------------------------------------------------------------------
                  Revenue
                           Canada                     $         --             $         --
                           United States                32,940,876                  523,865
                           Mongolia                             --                       --
                  -------------------------------------------------------------------------
                                    Total             $ 32,940,876             $    523,865
                  =========================================================================
                  Net Income
                           Canada                     $   (608,062)            $    (13,310)
                           United States                 2,235,975                   47,534
                           Mongolia                        (10,582)                 (15,530)
                  -------------------------------------------------------------------------
                                    Total             $  1,617,331             $     18,694
                  =========================================================================
                  Assets
                           Canada                     $    669,882             $    999,979
                           United States                44,215,100               49,380,108
                           Mongolia                      9,885,732                6,820,252
                  -------------------------------------------------------------------------
                                    Total             $ 54,770,714             $ 57,200,339
                  =========================================================================

         b)       Major customers

                  The Company's business is such that, at any given time, it can only sell its uranium concentrates to and enter into process milling arrangements with a relatively small number of customers. The customers with whom it does business vary substantially from year to year. During the year ended September 30, 1998, a process milling customer and a major electric generating utility accounted for 37.4% and 14.8% of total revenues, respectively. In the period ended September 30, 1997, all revenue was earned from the process milling customer. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

14.      Related Party Transactions

         a) During the year ended September 30, 1998, the Company incurred legal fees of $50,197 with a law firm of which a partner is a director of the Company. Amounts due to this firm were $1,064 as of September 30, 1998. Legal fees incurred with this law firm were $188,692 for the period ended September 30, 1997.

         b) During the year ended September 30, 1998, the Company incurred management and administrative service fees of $99,383 with a company owned by the Chairman of the Company which provides office premises, secretarial and other services in Vancouver. Management and administration fees of $343,641 were paid to this same company during the period ended September 30, 1997, which include costs incurred throughout 1996 in pursuing the acquisition of Energy Fuels assets.

         c) During the period ended September 30, 1997, the Company loaned $850,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. Of this amount, $650,000 was repaid prior to year end leaving $200,000 outstanding at September 30, 1997 and 1998. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 1999. The loan is secured by the officer's personal residence.

         d) During the period ended September 30, 1997, the Company incurred interest of $147,315 on a letter of credit and other loan facilities provided by a director of the Company as part of the acquisition of Energy Fuels. This amount was paid during the year ending September 30, 1998.

15.      Commitments

Certain Swiss utilities hold a royalty (the "Swiss Royalty") of 4.5% of all uranium and 2.5% of vanadium and all other minerals produced during the period from January 1, 1998 through December 31, 2000 from certain of the United States properties. Advance royalty payments in the amount of $250,000 are made each year during this period. The royalty increases to 9% of all uranium and 5% of vanadium on January 1, 2001, however the advance payments terminate. The Swiss Royalty does not apply to the Mongolia mineral properties, nor to any tolled or purchased ore of or from third parties that is processed in the Mill, nor to any properties acquired after the date that the Swiss royalty was granted.

16.       Financial Instruments

As at September 30, 1998 and 1997, the fair value of the Company's financial instruments approximates their carrying values because of the short-term nature of these instruments and, where applicable, because interest rates approximate market rates.

17.       Uncertainty Due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Globe Graphic
Page 32



EXECUTIVE OFFICERS

Executive Staff photo

Executive officers in order from left to right, DAVID C. FRYDENLUND, Vice President, General Counsel and Corporate Secretary; EARL E. HOELLEN, President and Chief Executive Officer; HAROLD R. ROBERTS, Vice President, Operations; THAD
L. MEYER, Vice President, Treasurer and Chief Financial Officer


BOARD OF DIRECTORS
LUKAS H. LUNDIN, Chairman (2)               EARL E. HOELLEN
Vancouver, British Columbia, Canada         Denver, Colorado, USA

JOHN H. CRAIG (1,2,3,4)                     ADOLF H. LUNDIN
Toronto, Ontario, Canada                    Geneva, Switzerland

DAVID C. FRYDENLUND (4)                     WILLIAM A. RAND (1,2,3)
Denver, Colorado, USA                       Vancouver, British Columbia,Canada

CHRISTOPHER J.F. HARROP (1,3,4)             (1) Audit Committee
Toronto, Ontario, Canada                    (2) Compensation Committee
                                            (3) Corporate Governance Committee
                                            (4) Environment, Health, and Safety
                                                Committee

INTERNATIONAL URANIUM CORPORATION
CORPORATE DIRECTORY

EXECUTIVE OFFICE
International Uranium (USA) Corporation
Independence Plaza, Suite 950
1050 Seventeenth Street
Denver, Colorado, USA 80265
Telephone:303.628.7798
Fax:303.389.4125

CHAIRMANOS OFFICE
International Uranium Corporation
885 West Georgia Street, Suite 1320
Vancouver, British Columbia, Canada V6C 3E8

DISTRICT MINING OFFICES
International Uranium (USA) Corporation
Box 909
Dove Creek, Colorado, USA 81324

International Uranium (USA) Corporation
H.C. 64, Box 153
2555 North Highway 89A
Fredonia, Arizona, USA 86022

International Uranium Company
(Mongolia) Ltd.
Central post, Box 880
Ulaanbaatar-D13, Mongolia

WHITE MESA MILL OFFICE
International Uranium (USA) Corporation
6425 S Highway 191
P.O. Box 809
Blanding, Utah, USA 84511

REGISTERED AND RECORDS OFFICE
Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H 3C2

LEGAL COUNSEL
Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H 3C2



Shaw Pittman Potts & Trowbridge
2300 N Street N.W.
Washington, DC USA 20037

Parsons Behle & Latimer
One Utah Center, Suite1800
201 South Main Street
Salt Lake City, Utah USA 84145

INVESTOR RELATIONS
International Uranium Corporation
885 West Georgia Street, Suite 1320
Vancouver, British Columbia, Canada V6C 3E8
Telephone: 604.689.7842
Fax: 604.689.4250

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

Norwest Bank
Denver, Colorado, USA

AUDITORS
Price WaterhouseCoopers LLP
Vancouver, British Columbia, Canada

TRANSFER AGENT
Montreal Trust Company of Canada
Toronto, Ontario, Canada

SHARE CAPITAL
Authorized: unlimited common shares
Issued and Outstanding: 65,525,066 shares

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Trading Symbol: IUC

The Annual General Meeting will be held at the King Edward Hotel, 37 King Street East, Toronto, Ontario Canada, in the Belgravia Room, on Tuesday, March 23, 1999 at the hour of 4:30 p.m. (Toronto time).

International Uranium Corporation
Independence Plaza, Suite 950
1050 Seventeenth Street
Denver, Colorado 80265

303.628.7798
303.389.4125 FAX

Photo of Clock from clock room.

Photo of worker at tailings tank.

Photo of two miners in hard hats.

Aerial Photo of White Mesa Mill.

Photo of man and blue barrels.

Photo of women and children in Mongolia.

Photo of two men in tunnel.

Photo of tree in canyon.

Partial photo of Sag Mill at White Mesa Mill.

Sunset Photo of White Mesa Mill.

Photo of man cleaning in yellow jacket.